Exhibit 12

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Income from continuing operations before income taxes, income or loss from equity investees and minority interest	$101,240	$62,594	$78,673	$71,169	$77,502

Fixed Charges:
Interest Expense	41,659	18,654	27,297	36,577	20,057
Amortized capitalized expenses related to indebtedness	2,559	320	191	178	222
Estimated interest within rental expense	128	122	124	103	100

Earnings as defined	$145,586	$81,690	$106,285	$108,027	$97,881

Fixed Charges ( including capitalized items):
Interest Expense	$41,659	$18,654	$27,297	$36,577	$20,057
Amortized capitalized expenses related to indebtedness	2,559	320	191	178	222
Estimated interest within rental expense	128	122	124	103	100

Fixed charges as defined	$44,346	$19,096	$27,612	$36,858	$20,379

Ratio of earnings to fixed charges	3.3	4.3	3.8	2.9	4.8